EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio)	For the fiscal years ended June 30,
	2008	2007	2006	2005	2004
Consolidated pre-tax income from continuing operations	$219,989	$185,652	$146,175	$101,351	$55,273
Interest portion of rental expense	7,552	6,167	5,373	5,089	4,375
Minority interest	─	─	─	─	843

Earnings	$227,541	$191,819	$151,548	$106,440	$60,491

Fixed charges, being interest portion of rental expense	$7,552	$6,167	$5,373	$5,089	$4,375

Ratio of earnings to fixed charges	30.1	31.1	28.2	20.9	13.8